September 27, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Ruairi Regan

Re:	Qomolangma Acquisition Corp. Registration Statement on Form S-1 File No. 333-265447

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Qomolangma Acquisition Corp., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on September 29, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kramer Levin Naftalis & Frankel LLP, request by telephone that such Registration Statement be declared effective.

Please contact the undersigned at (646) 791-7587 or Christopher Auguste of Kramer Levin Naftalis & Frankel LLP at (212) 715-9265, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Qomolangma Acquisition Corp.

/s/ Jonathan Myers
Jonathan Myers
President and Chief Executive Officer

cc:	Christopher S. Auguste, Kramer Levin Naftalis & Frankel LLP